[Letterhead of Registrant]



                                 October 7, 2005

VIA EDGAR
---------

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

           Re:      Imaging Diagnostic Systems, Inc.
                    Form 10-K for the Fiscal Year Ended June 30, 2005
                    Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005 File No.: 000-26028


Dear Ms. Blye:

     In connection with the review of the above-captioned Form 10-K and 10-Q/A for Imaging Diagnostic Systems, Inc. (the "Company"), we are responding to your request to provide supplemental information as set forth in your letter dated September 26, 2005.

     We are and have always been fully aware of the United States Treasury Department's exportation requirements. We do not view our contacts in the past, our current contact or our anticipated contacts with either Libya or Iran to materially constitute individually or in the aggregate a material investment risk for our security holders.

     With reference to your request regarding our contact with Libya, please be advised that we have never sold any Products to Libya at any time, from the inception of this Company to the present. Prior to January 7, 2005 we never entered into any Agreement with any entity to market or sell in Libya. On January 7, 2005 we granted one of our Distributors the right to market and sell the CTLM in Libya. However, we terminated our Distribution Agreement with that Distributor on May 23, 2005.

     With regard to Iran, we have entered into various Distribution Agreements granting the rights to that Distributor to market and sell in Iran. However, we have never sold a system to a Purchaser in Iran. We applied for a license to sell a system to a purchaser in Iran, which was granted by the United States Treasury Department; however, we never completed that sale. In fact, all of our Distribution Agreements contained and do contain language that the Distributor must comply with the import/export administration and control laws and regulations of the United States of America and the Territory, and any amendments of such laws and regulations with respect to importation of equipment and resale thereof. Our Agreements also state that we will fully comply with all applicable laws of the United States and the State of Florida and that the Distributor represents that they, with respect to the purchase, marketing, sale and distribution of the Products will comply with all applicable laws of the Territory.

Ms. Cecilia D. Blye, Chief
Securities and Exchange Commission
October 7, 2005
Page 2


     Our most recent Distributor, who has the rights to market and sell in Iran, also has six (6) other countries where they represent IDSI's interests.

     Please rest assured that IDSI had always been in compliance with the rules and regulations of the United States governmental agencies.

     Therefore, we do not feel that any possible future sales in either Iran or Libya would represent a significant material investment risk to our shareholders.

     Imaging Diagnostic Systems, Inc. (the "Company"), acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Timothy B. Hansen

Timothy B. Hansen
Chief Executive Officer